TSX-V:GNG

www.goldengoliath.com

FOR IMMEDIATE RELEASE

More High Grade Gold and Silver Results at Las Bolas

Vancouver, Canada, April 28 , 2009 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is very pleased to announce that assays from recent infill underground chip sampling of the Station 37 area within the old Las Bolas mine tunnel have now been received. The recently assayed samples have returned gold values as high as 51.2 grams/tonne gold over 0.75 metres, and as high as 2,300 grams/tonne silver over 1.2 metres. This infill chip sampling and detailed 1:50 scale geologic mapping program, along with other work recommended by the independent consultant responsible for the 43-101 compliant resource estimation, is designed to increase sampling density resulting in geological and grade continuity confidence. This type of data will be used to document mineral values for a select number of Golden Goliath’s exploration projects within the 100% owned Uruachic Camp.

In addition to the infill sampling program, Golden Goliath’s exploration team has been completing highly detailed 1:50 scale maps of the Las Bolas tunnel at the request of the independent consultant administering the inventory report. There have been a total of 65 new chip samples collected from Station 37) and it is important to note that these assay results are not repeats of previous chip samples, but comprise new information. The assay results, like those recently released from Station 19, show the presence of high grade silver and gold mineralization not only in the structure, but in its hangingwall and footwall as well.

Station 37, and the previously announced Station 19, occur on the northeast trending Las Bolas vein structure and are believed to be high grade mineralized shoots along the trace of the structure. The Las Bolas project is believed to be comprised of several en- echelon vein structures of undetermined extent. The vein structures are named Las Bolas – Gambusino, Frijolar, Guadalupana, El Corazon. In addition, the El Manto zone, which follows the contact of andesitic rocks above and metamorphic rocks below, is believed to be a flat lying zone.

Station 37 is approximately 200 metres further along the Las Bolas workings than Station 19. The main portion of Station 19 covers a length of approximately 45 metres in the Las Bolas tunnel, and is approximately 60 metres below the surface

The recent results from stations 19 and 37, along with reverse circulation drill hole B-04- 3, (154 grams/tonne silver with 3.22 gms gold/tonne 12.3 metres, including 515 gms/tonne silver and 11.1 gms gold/tonne over 3.1 metres), clearly show that this is a substantial zone, over 200 metres long, containing much higher gold values. Additional drilling will be needed to test the extent of this zone to depth and along strike.

The weighted average of 41 of the chip samples taken across a 30.6 metre extent of Station 37 is 4.70 grams/tonne gold and 486 grams/tonne silver across an average width of 2.02 metres. Within this zone is an 11 metre section with a weighted average of 15.27 grams gold/tonne and 698 grams silver/tonne over an average width of 2.65 metres. In addition samples 457 to 462 represent a continuous series of samples averaging 22.18 gms gold/tonne and 576 grams silver/tonne over 6.89 metres. The Company is extremely pleased with these results, which are tabulated below, as they will have a positive impact on the resource calculation.

Sample Number	Zone	FW **	HW***	Gold	Silver	Width	Weighted Average
	(cm)*	(cm)	(cm)	gms/tonne	gms/tonne	(metres)	Gold gms /tonne	Silver gms/tonne
584448			60	0.2	244	2.6	0.20	276
584449	150			0.24	329
584450		50		0.08	154
584451		50		0.27	156	3	0.35	510
584452	200			0.4	667
584453			50	0.2	237
584454		100		3.63	122	2.5	1.96	1,299
584455	120			0.84	2300
584456			30	0.87	1220
584457		70		1.44	240	4.44	25.40	855
584458			74	0.2	162
584459	300			37.2	1170
584460	75			51.2	223	2.45	16.34	94
584461			90	0.44	52
584462		80		1.56	19
584463		50		0.25	35	1.2	3.38	102
584464	70			5.62	150
584465		60		0.08	46	2.2	0.16	155
584466	90			0.12	291
584467			70	0.28	74
584468			75	0.08	43	1.65	0.25	740
584469	90			0.4	1320
584470		90		0.08	255	1.8	0.14	389
584471	90			0.19	522
584472		60		0.05	492	1.85	0.23	745
584473	125			0.32	866
584474	100			0.52	158	1	0.52	158
584475	60			2.03	48	1.35	1.01	31
584476		75		0.2	18
584477		50		0.24	21	1.15	1.77	44
584478	65			2.94	61
584479	100			0.2	54	1	0.20	54
584480			80	1.15	925	2.8	0.86	827
584481	90			1.46	1585
584482		110		0.15	136

Sample Number	Zone	FW **	HW***	Gold	Silver	Width	Weighted Average
	(cm)*	(cm)	(cm)	gms/tonne	gms/tonne	(metres)	Gold gms /tonne	Silver gms/tonne
584483		60		0.38	121	2.25	1.02	357
584484	105			1.81	592
584485			60	0.29	180
584486	100			0.19	358	1	0.19	358
584487		112		0.19	221	2.07	0.13	135
584488			95	0.05	34
584489	66			0.08	13	1.56	0.08	8
584490	90			0.08	5
584491	94			0.05	26	0.94	0.05	26
584492	110			0.08	201	1.10	0.08	201
584493	59			0.1	91	1.23	0.07	46
584494	64			0.05	5
584495 584496	68			0.1	230	1.16	0.09	138
			48	0.08	8
584497			75	0.08	34	1.4	0.17	84
584498	65			0.28	142
584499	100			0.05	16	1	0.05	16
584500	30			0.06	10	0.3	0.06	10
105435	100			0.05	5	2	0.05	5
105436	100			0.05	5
105437	85			0.05	5	0.85	0.05	5
105438	103			0.05	5	1.03	0.05	5
105439		55		0.05	5	1.2	0.13	68
105440	65			0.21	121
105441		50		0.08	19	1	0.28	37
105442	50			0.47	54
105443	38			0.05	95	0.88	0.05	48
105444		50		0.05	12
105445		60		0.05	16	1.3	0.07	36
105446	70			0.08	53

(cm*) = centimeter, FW** = Footwall, HW*** = Hangingwall

The Company is continuing with underground work that will assist the Company in developing its next set of drill targets, designed to expand the high grade silver and gold zones within Las Bolas, by highlighting areas which can most easily add mineralized tonnage to the future exploration programs. Both the Las Bolas and San Timoteo project areas are priority target zones within the Company’s district sized Uruachic Camp (a 15 km x 25 km region) which surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com